Free Writing Prospectus to Preliminary Terms No. 3,283

Registration Statement Nos. 333-250103; 333-250103-01

Dated December 1, 2021; Filed pursuant to Rule 433

Morgan Stanley

2-Year Worst-of RTY, INDU and NDX Contingent Income Auto-Callable Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary terms referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlyings:	Russell 2000® Index (RTY), Dow Jones Industrial AverageSM (INDU) and NASDAQ-100 Index® (NDX)
Early redemption:	If the index closing value of each underlying is greater than or equal to its initial index value on any quarterly redemption determination date, the securities will be automatically redeemed.
Coupon barrier level:	70% of the initial index value for each underlying
Downside threshold level:	70% of the initial index value for each underlying
Trigger event:

A trigger event occurs if, on any index business day during the term of the securities, the closing level of any underlying is less than its downside threshold level. If a trigger event occurs, you will be exposed to the downside performance of the worst performing underlying at maturity.

Contingent quarterly coupon:	9.25% to 11.25% per annum
Coupon payment dates:	Quarterly
Redemption dates:	Beginning after six months, quarterly
Pricing date:	December 22, 2021
Final observation date:	December 22, 2023
Maturity date:	December 28, 2023
CUSIP:	61773HNP0
Preliminary terms:	https://www.sec.gov/Archives/edgar/data/895421/000183988221017925/ms3283_fwp-10410.htm

1All payments are subject to our credit risk

Hypothetical Payout at Maturity[1] (if the securities have not been previously redeemed)
Change in Worst Performing Underlying	Payment at Maturity (excluding any coupon payable at maturity)
	A trigger event HAS NOT occurred	A trigger event HAS occurred
+40%	$1,000.00	$1,000.00
+30%	$1,000.00	$1,000.00
+20%	$1,000.00	$1,000.00
+10%	$1,000.00	$1,000.00
0%	$1,000.00	$1,000.00
-10%	$1,000.00	$900.00
-20%	$1,000.00	$800.00
-30%	$1,000.00	$700.00
-40%	N/A	$600.00
-50%	N/A	$500.00
-60%	N/A	$400.00
-70%	N/A	$300.00
-80%	N/A	$200.00
-90%	N/A	$100.00
-100%	N/A	$0

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Indices

For more information about the underlying indices, including historical performance information, see the accompanying preliminary terms.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of any principal.

●The securities do not provide for the regular payment of interest.

●The contingent quarterly coupon, if any, is based on the value of each underlying index on only the related quarterly observation date at the end of the related interest period.

●Investors will not participate in any appreciation in any underlying index.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●The estimated value of the securities is approximately $963.90 per security, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Not equivalent to investing in the underlying indices.

●Reinvestment risk.

●The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 2-year term of the securities.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Indices

●You are exposed to the price risk of all three underlying indices, with respect to both the contingent quarterly coupons, if any, and the payment at maturity, if any.

●Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of receiving no contingent quarterly coupons and sustaining a significant loss on your investment than if the securities were linked to just one index.

●The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

●Adjustments to the underlying indices could adversely affect the value of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.